

August 30, 2010

Thomas H. Lowder
Chief Executive Officer
Colonial Properties Trust
2101 Sixth Avenue North, Suite 750
Birmingham, AL 35203

> **Re: Colonial Properties Trust Inc and Colonial Realty Limited Partnerships**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **File No. 001-12358 and 000-20707, respectively**

Dear Mr. Lowder:

We have reviewed your response letter dated July 23, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1. We have read and considered your response to comment one. To the extent you provide a combined report there should have been separate reports on DCP and ICFR for each entity so it is clear that considerations were made at the separate entity level. Please revise accordingly. In addition, while we note from your response that you separately identified the REIT or OP in certain places, we continue to believe that you should provide a separate analysis of liquidity and capital adequacy for the REIT and OP. If you continue to disagree with the above presentation, you should consult with the staff of CF-OCA.

Form 10-Q for the quarter ended March 31, 2010

Note 11 – Investment in Practically-Owned Equities, page 18

Investments in Consolidated Partially-Owned Entities, page 18

2.   We have read and considered your response to comment 5. Explain to us how the changes of Topic 810 as a result of the adoption of FASB ASU 2009-17 impact your conclusion in determining whether this joint venture should continue to be consolidated as of March 31, 2010 and periods thereafter. Specifically describe the power you have in directing the significant activities of the variable interest entity.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief